08002114

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Groupe Eurotunnel SA

*CURRENT ADDRESS 19 boulevard Malesherbes
75008 Paris
France

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 29 2008
THOMSON REUTERS

FILE NO. 82- 35183 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/24/08

082-35183
AR/S
12-31-07

SHARE CONSOLIDATION

GROUPE EUROTUNNEL S .A .

French public limited company with a share capital of 23,913,644.51 €.
Registered office: 19 Boulevard Malesherbes, 75008 Paris.
483 385 142 RCS Paris – Siret 483 385 142 00011
«The Company » or « Groupe Eurotunnel SA ».

Notice of A Shares consolidation

A General Meeting of the shareholders of Groupe Eurotunnel S.A. decided on 20 June 2007 (Resolution 10) to proceed with a share consolidation of its Category A shares (***A Shares***) – each of a nominal value of 0.01 euros - so that forty (40) A Shares each of a value of 0.01 euros will become one new A Share with a nominal value of 0.40 euros. It was also decided to give all necessary powers to the Board of Directors to implement this share consolidation, including the power to sub-delegate the process to the Chief Executive Officer, and in particular the powers to:

- fix the date for the start of the share consolidation process, which will start at the earliest directly after the fifteen (15) day notice period which begins with the publication of this notice expires and at the latest, after the company has approved the accounts for the year ending 31 December 2007 at General Meeting;

- fix the exchange period within the two year maximum limit, starting from the date which marks the start of the share consolidation process as set out in this notice;

-produce and publish this notice in relation to the share consolidation of the A Shares;

- once the fifteen (15) day notice period for this notice expires, decide and record the exact number of A Shares, each of a nominal value of 0.01 euros, which are to be the subject of the share consolidation and the exact number of resulting A Shares, each of a nominal value of 0.40 euros;

- adjust the rights of the holders of securities giving access to the share capital of the Company following the A Shares share consolidation; and

- once stating the number of A Shares, of a value, of 0.40 euros which have resulted from the share consolidation, modify the Articles of Association as a result of the share consolidation, including amending Articles 6, 16 and 27 in particular.

The General Meeting of the shareholders also decided, in accordance with Article 11 of the Company's Articles of Association that any shareholder who holds an isolated number of remaining A Shares which do not qualify for the share consolidation should personally sell or buy the number of shares necessary in order to take part in the share consolidation.

Using the powers conferred on the Board of Directors by the General Meeting of shareholders on 20 June 2007, under Resolution 10, the Board of Directors decided on 3 October 2007 to implement the share consolidation process and fixed the date for the start of this process at 12 November 2007. The Board then delegated all necessary powers to the Chief Executive Officer of the Company to implement this decision and, in particular, to produce and publish this notice in the BALO and before the end of the exchange period to record the number of A Shares which will be subject to the share consolidation and the number of A Shares which will result from the share consolidation.

Using the powers so delegated, on 5 October 2007 the Chief Executive Officer decided the exact number of A Shares subject to the share consolidation and the number of A Shares which would result:

- Number of A Shares subject to the share consolidation: 2,391,364,450 A Shares, each of a nominal value of 0.01 euros;

- Number of A Shares resulting from the share consolidation: 59,784,111 new A Shares, each of a nominal value of 0.40 euros;

Following the decisions of the General Meeting of the Company on 20 June 2007, the Board of Directors on 3 October 2007 and the Chief Executive Officer on 5 October 2007, the share consolidation will be implemented in the following way:

- *Share consolidation:* exchange of 40 A Shares each of a nominal value of 0.01 euros for one new A Share of a nominal value of 0.40 euros;

- *Number of Shares subject to the share consolidation*: 2,391,364,450 A Shares, each of a nominal value of 0.01 euros;

- *Number of Shares resulting from the share consolidation:* 59,784,111 new A Shares, each of a nominal value of 0.40 euros;

- *Start date for the share consolidation process*: 12 November 2007.

In the case of blocks of A Shares corresponding to the share consolidation ratio, such old A Shares will be exchanged into new A Shares automatically.

In the case of the remaining A Shares, those shareholders who do not have a number of old A Shares which corresponds with a number of new A Shares must buy or sell old A Shares in order to enable the implementation of the share consolidation.

To that end, consolidated A Shares in Groupe Eurotunnel SA and non-consolidated A Shares in Groupe Eurotunnel SA will be the subject of a listing on two separate lines for six months beginning at the start of the share consolidation process set out above.

A Shares which are subject to the share consolidation are listed on Segment B of Eurolist by Euronext, with registration number ISIN FR0010452433.

At the end of the two year period after the start of the share consolidation process, coinciding with the publication of a notice in two national financial newspapers of the intention to sell the new A Shares unclaimed by the assignees, that being 21 November 2009, the aforementioned new A Shares will be sold and the net profits from the sale will be placed in a blocked account opened in the books of BNP Paribas Securities Services for the benefit of the assignees for a period of ten years. At the end of this ten year period, any sum not claimed by the assignees before 12 November 2009 during the share consolidation or not requested as a cash payment between 12 November 2009 and 12 November 2019, will be transferred to the "Caisse des dépôts et consignation" subject to the 30-years beneficial ownership of the French State.

Until 12 November 2009, requests to exchange old A Shares each of a nominal value of 0.01 euros, for new A Shares each of a nominal value of 0.40 euros should be made to BNP Paribas Securities Services, Service aux Emetteurs, Immeuble Tolbiac, 25 quai Panhard et Levassor, 75450 Paris Cedex 09.

***

As a consequence of the share consolidation referred to above, and in accordance with the Securities Note regarding the issue of warrants approved by the AMF on 4 April 2007 under visa n°07-113, starting from share consolidation referred to above, the new exercise ratio of the warrants will be determined by multiplying the exercise ratio of the warrants in effect prior to the share consolidation by the following formula:

$$\frac{\text{Number of GET SA Ordinary Shares(A Shares) in issue after the transaction (59,784,111)}}{\text{Number of GET SA Ordinary Shares (A Shares) in issue prior to the transaction (2,391,364,450)}}$$

As a consequence of the share consolidation referred to above, and in accordance with the Securities Note regarding the issue of the first series of notes redeemable into shares (***NRS I***) and the second series of notes redeemable into shares (***NRS*** II) approved by the AMF on 4 April 2007 under visa n°07-113, starting from share consolidation referred to above, the new redemption ratio will be determined by multiplying the redemption ratio in effect prior to the share consolidation by the following formula:

$$\frac{\text{Number of GET SA Ordinary Shares (A Shares) in issue after the transaction (59,784,111)}}{\text{Number of GET SA Ordinary Shares (A Shares) in issue prior to the transaction (2,391,364,450)}}$$

Nombre d'Actions Ordinaires (Actions A) Groupe Eurotunnel SA

composant le capital après l'opération, soit 59.784.111 Actions A

Nombre d'Actions Ordinaires (Actions A) Groupe Eurotunnel SA

composant le capital avant l'opération, soit 2.391.364.450 Actions A

****

CORPORATE EVENT NOTICE:	Reverse Split of the old shares with face value of EUR 0.01 into new shares with nominal value of EUR 0.40 (1 new share for 40 old shares).
	GROUPE EUROTUNNEL SA
LOCATION:	Paris
NOTICE:	PAR_20071105_9595_EUR
DATE:	05/11/2007
MARKET:	Eurolist by Euronext

I - Reverse split

The Mixed shareholders' meeting of GROUPE EUROTUNNEL SA approved on 20 June 2007 a reverse split of the old shares with nominal value of EUR 0.01 into new shares with nominal value of EUR 0.40 (1 new share for 40 old shares).

The board on 3 October 2007 delegated to the Managing Director the powers to determine the date of the reverse split and the number of shares concerned.

The Managing Director, on 5 October 2007, decided to proceed with the reverse split.

Number of shares subject to the reverse split : 2,391,364,450 shares with a nominal value of EUR 0.01.

Number of shares following the reverse split : 59,784,111 shares with a nominal value of EUR 0.40.

Beginning of the reverse split operation : 12 November 2007

End of the reverse split operation : 12 November 2009

As from 12 November 2007, the reverse split will take place through the exchange of the old shares with a nominal value of EUR 0.01 (ISIN code FR0010452433) for new shares (ISIN code FR0010533075) with a nominal value of EUR 0.40, at the rate of 1 new share for 40 old shares, having same entitlement to dividends from 1st January 2007.

Domiciliation : requests for exchange of old shares for new shares will be received by BNP Paribas Securities Services, Service aux Emetteurs, Immeuble Tolbiac, 25 quai Panhard et Levassor, 75450 Paris Cedex 09.

Shareholders who do not have a number of old shares corresponding to a whole number of new shares, will be responsible for purchasing or selling the relevant number of old shares.

At the end of the period of 2 years after the publication of the relevant announcement, the reversed split shares, which remain unclaimed by the holders will be sold on the market and the net proceeds of the sale will be held during 10 years on a blocked account opened at BNP Paribas Securities Services, then during 20 years at the Caisse des Dépôts et Consignations.

II - Market transfert then delisting of the old non reverse split shares

a) Market transfert

As of **12/11/2007**, the old non reverse split shares issued by GROUPE EUROTUNNEL SA will be transferred from the market Eurolist by Euronext to the market **VRMR**.

Old Designation:	GROUPE EUROTUNNEL	**New designation:**	**GPE EUROTUNNEL NR**
ISIN:	FR0010452433	EuronextCode:	FR0010452433
Old Symbol:	GET	**New symbol:**	**GETNR**

Orders will expire on 09/11/2007, last trading day of the shares issued by GROUPE EUROTUNNEL SA on the market Eurolist by Euronext. Market members will have to re-enter new clients orders as of 12/11/2007.

*b) New trading characteritics as of **12/11/2007:***

New trading group:	39	Trading:	Fixing
Unit / %:	Unit	Quotity:	1
Guarantee	Yes	Local depositary:	Euroclear France

c) Delisting of the old non reverse split shares

As of **13/05/2008**, the old non reverse split shares issued by GROUPE EUROTUNNEL SA will be delisted from CVRMR.

Euronext Designation:	GPE EUROTUNNEL NR		
ISIN code:	FR0010452433	Euronext code:	FR0010452433
Trading Symbol:	GETNR		

III - Listing of the new reverse split shares issued by GROUPE EUROTUNNEL SA

Euronext Paris announces that, from **12/11/2007**, the new reverse split shares described below issued by GROUPE EUROTUNNEL SA will be listed on Eurolist by Euronext.

a) Main characteristics of the securities to be listed:

Nb of securities to be listed:	**59784111**
Nominal value:	**0.40 EUR**
Dividend due date:	01/01/2007
Compartment:	Compartment B

b) Quotation:

Trading group:	16	Trading:	Continuous
Lot size:	1	Ccy:	EUR
Unit / %:	Unit	DSO:	No
Guarantee:	Yes	Local depositary:	Euroclear France

Product name:	GROUPE EUROTUNNEL		
ISIN:	**FR0010533075**	**Euronext code:**	**FR0010533075**
Symbol:	GET		

IV - Adjustments of the exercise ratio of the stock warrants issued by GROUPE EUROTUNNEL SA and the redemption ratio of the NRS issued by Eurotunnel Group UK Plc (EGP)

a) Stock warrants (ISIN code FR0010452441)

As a consequence of the reverse split referred to above, and in accordance with the Securities Note regarding the issue of warrants approved by the AMF on 4 April 2007 under visa n°07-113, starting from the reverse split referred to above, the new exercise ratio of the warrants will be determined by multiplying the exercise ratio of the warrants in effect prior to the reverse split by the following formula:

$$\frac{\text{Number of GET SA Ordinary Shares (A Shares) in issue after the transaction (59,784,111)}}{\text{Number of GET SA Ordinary Shares (A Shares) in issue prior to the transaction (2,391,364,450)}}$$

b) NRS I (ISIN codes : FR0010456814, FR0010457028, FR0010457002, FR0010457036, FR0010457010 and FR0010457044) and NRS II (ISIN codes : FR0010457069 and FR0010457077)

As a consequence of the reverse split referred to above, and in accordance with the Securities Note regarding the issue of the first series of notes redeemable in shares (NRS I) and the second series of notes redeemable in shares (NRS II) approved by the AMF on 4 April 2007 under visa n°07-113, starting from the reverse split referred to above, the new redemption ratio of the NRS I and the NRS II will be determined by multiplying the redemption ratio in effect prior to the reverse split by the following formula:

$$\frac{\text{Number of GET SA Ordinary Shares (A Shares) in issue after the transaction (59,784,111)}}{\text{Number of GET SA Ordinary Shares (A Shares) in issue prior to the transaction (2,391,364,450)}}$$

****

GROUPE EUROTUNNEL SA

French public limited company with share capital of 23,913,644.51 euros
Registered office: 19 boulevard Malesherbes, 75008, Paris
RCS no. 483 385 142

DESCRIPTION OF SHARE BUY BACK PROGRAMME AUTHORISED BY GROUPE EUROTUNNEL SA IN A GENERAL MEETING ON 23 APRIL 2007

In application of Article 241-2 of the AMF General Regulation (*the "Règlement general de l'Autorité des marches financiers"*), this notice aims to set out the objectives and conditions of the share buy back programme, which was authorised by shareholders of GROUPE EUROTUNNEL SA (hereafter the ***"Company"***) at a general meeting.

1. Date of the shareholders' general meeting at which the share buy back programme was authorised

The shareholders' general meeting, which took place on 23 April 2007, authorised the Company to buy, or to otherwise procure the purchase of, its own shares under the conditions set out in Articles L. 225-209 *et seq.* of the French Commercial Code.

On 3 October 2007, the Company's Board of Directors decided to carry out this share buy back programme in order to buy the shares of the founding shareholders and put a liquidity facility in place.

2. Number of shares and percentage of share capital held by the Company, directly or indirectly

As at the date of this notice, the Company does not hold any of its own shares, directly or indirectly.

3. Allocation by objectives of the share capital held as at the date of this notice

N/A

4. Objectives of the share buy back programme

The purchase of the shares could be carried out in allocation for any event permissible by the law or which might become permissible by the law, in particular:

- to carry out any market practices allowed by the AMF, such as (i) the purchase of the Company's shares, to be kept and then transferred or exchanged at a later date in the case of possible external growth, it being made clear that in the event of a merger, a demerger or a contribution, the number of shares purchased in order to eventually be transferred or exchanged would not exceed 5% of the share capital of the Company at the time of the acquisition, or (ii) the sale or purchase of shares under a liquidity facility concluded with an entity qualified as a "*prestataire de services d'investissement*" and conforming to the Ethics Charter ("*chartre de déontologie*"), recognised by the AMF, as well as (iii) any market practice which would be allowed by the law and / or the AMF;

- to put in place the means to honour certain obligations and, in particular, to transfer shares at such time securities giving immediate or future access to Company shares are exercised, as well as carrying out all the Company's hedging plans (or those of its subsidiaries) linked to these shares, under the provisions set out by the market authorities and a time set by the Board of Directors, or those acting on their behalf pursuant to a delegation of powers;

- to cover future authorised stock option plans set up by the Company under the conditions set out in Articles L.225-177 *et seq.* of the French Commercial Code, allocated to employees or officers of the Company or other companies or groups linked to the Company within the meaning of Articles L.255-180 of the French Commercial Code;

- to grant Company shares for free under the provisions set out in Articles L.225-197-1 *et seq.* of the French Commercial Code, to employees or officers of the Company or other companies or groups linked to the Company within the meaning of Article L.255-197-2 of the French Commercial Code, following future authorisations;

- to propose that employees buy Company shares, in particular by way of a company savings scheme, under the provisions set out in Articles L.443-1 *et seq.* of the French Labour Code, following the eighteenth resolution of the shareholders' general meeting which took place on 23 April 2007 or following future authorisations; or

- to undertake a reduction of capital by cancelling the shares acquired under the nineteenth resolution of the shareholders' general meeting, which took place on 23 April 2007.

5. The maximum percentage of the share capital, the maximum number of shares and the characteristics of the shares that the issuer intends to buy back, along with the maximum purchase price

5.1 The maximum percentage of the share capital, the maximum number of shares that the Company intends to buy back and the maximum purchase price

At the shareholders' general meeting held on 23 April 2007, it was resolved that the maximum percentage of share capital for which the share buy back would be authorised was up to 10% of the total number of shares which make up the Company's share capital, that being 239,136,445.10 shares out of a total, as at the date of this notice, of 2,391,364,451 shares.

The purchase price per share must not exceed 125% of the first listed price of the shares on the Eurolist by Euronext™ market, that being 125% of 0.45 euros on the day when the acquisition takes place, it also being specified that the maximum amount of funds used under the eighteenth resolution of the shareholders' meeting of 23 April 2007 in order to buy back shares must not exceed 30 million euros.

In the context of the implementation of the Safeguard Plan, the Company proposes, by virtue of the current share buy back programme, to acquire all the ordinary shares, each of a nominal value of 0.01 euros, which made up the original share capital of GET SA before the settlement of the tender offer initiated by the Company, subject to the one thousand shares that each Director is required to own.

In accordance with the commitment taken by each of the Company's initial shareholders to resell their shares, under the supervision of the *"Commissaires de l'Exécution du Plan"* and as set out in paragraph 22.1 (h) of the Base Document registered with the AMF on 21 March 2007 under the registration number i.07-021, under this share buy back, the nominal value of each share will be paid (0.01 euros being the nominal value of the shares at the date of this notice).

In the context of the current share buy back programme, the Company would like to put in place a liquidity facility, conforming to the standard form contract of the AFEI and to the Ethics Charter of the AFEI signed on 14 March 2005 and approved by the AMF on 22 March 2005.

5.2 Characteristics of the shares that the Company intends to buy back

The Company's ordinary shares are admitted to trading on the Eurolist by Euronext™ market (Strand B) under the mnemonic "GET" and with ISIN code FR0010452433.

6. The term of the share buy back programme

The share buy back programme will be completed in the eighteen (18) months following the date of the shareholders' general meeting, which took place on 23 April 2007, therefore until 23 October 2008 inclusive, or until the date set down by any renewal or extension granted by the shareholders in general meeting, should this date be later than 23 October 2008.

7. Balance sheet for previous share buy back programme / policy

N/A

NEWS

EURO TUNNEL

18 October 2007

Eurotunnel * revenue and traffic for the

- **Third quarter of 2007**
- **First nine months of 2007**

- **Strong revenue growth in 3rd quarter of 2007: up 10% (pro forma) to €214.2 million**
- **Pro forma revenue growth for the first nine months of 2007 up 8% to €587.3 million**

1 REVENUES

a) Third quarter revenues (July to September)

					PRO FORMA [3] *Excluding MUC*	
In € million Exchange rate €/£	**2007** [1]	**2006 restated** [1]	**2007/2006 change**	**2006 published** [2]	***2006 restated*** [1]	***2007/2006 change***
Shuttle Services	140.6	127.0	+11%	128.7	*127.0*	*+11%*
Railways excluding MUC	70.1	64.6	-19%	65.5	*64.6*	*+8%*
MUC	-	22.4		22.8	-	-
Other revenues	3.5	3.5	0%	3.6	*3.5*	*0%*
Revenues	**214.2**	**217.5**	**-2%**	**220.6**	***195.1***	***+10%***

[1] *The exchange rate for the 3rd quarter of 2007 and for the restated 3rd quarter of 2006 is £1 = € 1.435.*
[2] *The exchange rate for the 9 months to 30 September 2006 was £1 = € 1.453.*
[3] *Excluding the Minimum Usage Charge (MUC) revenue from the Railways, which amounted to €22.4 million during the 3rd quarter of 2006.*

At €214.2 million, Eurotunnel's total pro forma revenues for the third quarter of 2007 improved by 10% on a comparable basis (excluding the MUC) compared to the same period in 2006, and in total are only slightly down (-2%) in spite of the loss of the guaranteed payments (MUC) from the Railways. This is due to the substantial increase in revenues from Shuttle Services but also in those from the Railways without the MUC.

- At €140.6 million, Shuttle Services revenues were 11% above the same period in 2006, due mainly to strong traffic growth from Truck and Car activities (up 12% and 5% respectively). In a buoyant summer market, strengthened by the Rugby World Cup, the growth in Truck traffic is due notably to the choices made by many transport professionals who preferred to use Eurotunnel's fleet of sixteen dedicated Truck Shuttles.
- Excluding the €22.4 million (restated) MUC revenue for the third quarter of 2006, revenues from the Railways increased by 8% to €70.1 million. This growth was largely driven by the increase in Eurostar passenger numbers which were boosted during September by supporters travelling to the Rugby World Cup.

* Groupe Eurotunnel announces its consolidated revenue for the third quarter of 2007 together with the cumulative combined revenue for the first nine months of 2007 for TNU SA and TNU PLC and their subsidiaries (TNU).
N.B. Since the completion at the end of June 2007 of the exchange tender offer launched by Groupe Eurotunnel SA, TNU has been a subsidiary of Groupe Eurotunnel SA.

b) Revenues for the nine months to 30 September

In € million Exchange rate €/£	2007 1	2006 restated 1	2007/2006 change		*PRO FORMA [2] Excluding MUC* 2006 restated 1	*PRO FORMA [2] Excluding MUC* 2007/2006 change
Shuttle Services	380.3	348.4	+9%		*348.4*	*+9%*
Railways excluding MUC	197.1	184.6	-25%		*184.6*	*+7%*
MUC	-	77.6			-	-
Other revenues	9.9	11.0	-10%		*11.0*	*-10%*
Revenues	**587.3**	**621.6**	**-6%**		***544.0***	***+8%***

[1] *The exchange rate for the 3rd quarter of 2007 and for the restated 3rd quarter of 2006 is £1 = € 1.435.*

[2] *Excluding the Minimum Usage Charge (MUC) revenue from the Railways, which amounted to €77.6 million during the 3rd quarter of 2006.*

For the first nine months of the year, up to the end of September 2007, Eurotunnel revenues increased to €587.3 million, an improvement of 8% compared to the same period in 2006, on a comparable basis.

- Shuttle Services revenues increased by 9% to €380.3 million for the period.
- At €197.1 million, Railways revenues were 7% above 2006 compared to the same period in 2006 excluding the €77.6 million (restated at a constant exchange rate) MUC revenue during that period.
- Other revenues were €1.1 million below 2006.

2 TRAFFIC

		THIRD QUARTER			9 MONTHS TO 30 SEPTEMBER		
		2007	2006	change	2007	2006	change
Truck Shuttles	Trucks	343,919	305,850	12%	1,051,341	955,446	10%
Passenger Shuttles	Cars [1]	658,824	625,862	5%	1,614,334	1,513,326	7%
	Coaches	16,765	17,295	-3%	49,265	50,325	-2%
Eurostar [2]	Passengers	2,230,360	2,152,063	4%	6,143,643	5,885,466	4%
Rail freight	Tonnage	278,612	371,910	-25%	959,143	1,163,582	-18%

[1] *Including motorcycles, vehicles with trailers, caravans and camper vans.*

[2] *Only Eurostar passengers passing through the Channel Tunnel are included in this table; passengers travelling between Paris-Calais and Brussels-Lille are excluded.*

Shuttle Services

Eurotunnel's Truck traffic continued to grow during the third quarter of 2007 in a buoyant market where regular customers recognise the competitive advantage that using Eurotunnel can add to their business through the speed, ease and reliability of its service. 343,919 trucks were carried during the quarter, an increase of 12% compared to the same period in 2006, bringing the year to date growth to 10%.

The 658,824 cars carried during the third quarter of 2007 represent an increase of 5% and bring the increase over the first nine months to 7% compared to the same period in 2006, although coach traffic decreased by 3% during the quarter, with 16,765 coaches, a year to date decrease of 2% at the end of September.

The signature of an agreement with the ADEME (French environmental agency), on 20 September 2007, reaffirms Eurotunnel's already strong ecological credentials: the Tunnel is the most ecological means of crossing the Channel, and should attract even more customers with a shared interest in the protection of the environment.

Railways

With 2,230,360 Eurostar passengers travelling through the Tunnel during the third quarter of 2007, Eurostar has recorded growth similar to that achieved in the first half of the year. During the third quarter of 2007, the number of Eurostar passengers has grown by 4% compared to the same period in 2006 and by 4% over the first nine months of the year, compared to the same period in 2006.

Rail freight volumes using the Tunnel during the third quarter of 2007 remained disappointing with 278,612 tonnes carried, a decrease of 25% compared to the same period in 2006, bringing a year to date decline in tonnage of 18%.

Eurotunnel will announce in the coming weeks its new strategy for developing rail freight in the Tunnel.

Jacques Gounon, Chairman and Chief Executive of Groupe Eurotunnel, declared, " *A favourable climate in the third quarter has enabled us to consolidate Eurotunnel's substantial and consistent growth since the start of the year. 2007 looks set to be an excellent year for Eurotunnel* ".

NEWS

9 November 2007

Notice pursuant to article 241-2 of the Rules

of the French financial market authority

A full notice concerning the share buy-back programme set up pursuant to article 241-2 of the Rules of the French financial market authority (AMF) is now available on www.eurotunnel.com.

This programme is being implemented on order to (i) carry out the buy-back of the shares subscribed by the original members of Groupe Eurotunnel SA, within the framework of the implementation of the Safeguard Plan as set out in the Registration Document approved by the AMF on 21 March 2007 under n° i.07-021 and (ii) set up a market-making agreement.

www.eurotunnel.com

EURO TUNNEL

DECLARATION OF SHARE TRANSACTIONS BETWEEN 9 NOVEMBER AND 19 NOVEMBER 2007

		Number of shares	Average price	Amount
Trading day of 9 November 2007	Acquisitions	22,496,000	0.01 euros	224,960 euros
Total	Acquisitions	22,496,000	0.01 euros	224,960 euros

END